                                                                EXHIBIT 99(d)




                                            MCDONALD & COMPANY INVESTMENTS, INC.


CONSOLIDATED STATEMENTS OF INCOME

                                                                                   Fiscal Year Ended
---------------------------------------------------------------------------------------------------------------------------
                                                                   March 28,            March 29,              March 31,
(In thousands, except share and per share amounts)                   1997                 1996                   1995
---------------------------------------------------------------------------------------------------------------------------

Revenues
   Underwriting and investment banking                            $  73,611            $  55,659             $  41,951
   Principal transactions                                            55,385               54,101                45,883
   Commissions                                                       79,907               66,498                50,054
   Investment management fees                                        25,136               19,842                15,961
   Interest and dividends                                            20,406               17,170                19,197
   Other                                                              7,052                7,351                 4,680
---------------------------------------------------------------------------------------------------------------------------
                                                                    261,497              220,621               177,726
---------------------------------------------------------------------------------------------------------------------------

Expenses
   Employee compensation and benefits                               152,708              127,059               102,557
   Interest                                                           9,629                7,638                 6,370
   Communications                                                    14,693               13,581                12,493
   Occupancy and equipment                                           17,657               15,187                13,061
   Promotion and development                                          9,194                8,282                 7,494
   Floor brokerage and clearance                                      2,644                2,557                 2,575
   Taxes, other than income taxes                                     7,319                6,515                 5,989
   Other operating expenses                                           9,397                9,036                 6,483
---------------------------------------------------------------------------------------------------------------------------
                                                                    223,241              189,855               157,022
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                           38,256               30,766                20,704
Provision for income taxes                                           13,600               11,000                 7,020
---------------------------------------------------------------------------------------------------------------------------
Net income                                                        $  24,656            $  19,766             $  13,684
---------------------------------------------------------------------------------------------------------------------------

Net income per share                                              $    2.71            $    2.18             $    1.47
Average number of shares and share equivalents outstanding        9,113,000            9,072,000             9,303,000

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                                      March 28,               March 29,
(In thousands, except share and per share amounts)                                      1997                     1996
---------------------------------------------------------------------------------------------------------------------------

Assets
      Cash and cash equivalents                                                       $  8,907               $  12,376
      Receivable from customers                                                        179,606                 175,973
      Receivable from brokers and dealers                                               37,500                  59,219
      Securities purchased under agreements to resell                                   43,943                  50,052
      Securities owned                                                                 127,632                 102,202
      Other receivables                                                                 42,597                  18,368
      Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $24,369 at March 28, 1997,
         and $19,804 at March 29, 1996                                                  19,562                  15,719
      Other assets                                                                      42,221                  37,192
---------------------------------------------------------------------------------------------------------------------------
                                                                                     $ 501,968               $ 471,101
---------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
   Liabilities
      Short-term borrowings                                                          $  46,285               $  77,024
      Payable to customers                                                              55,656                  71,722
      Payable to brokers and dealers                                                    44,476                  15,547
      Securities sold under agreements to repurchase                                    67,151                  67,135
      Securities sold but not yet purchased                                             48,350                  29,216
      Accrued compensation                                                              33,548                  28,665
      Accounts payable, accrued expenses, and other liabilities                         27,380                  25,969
      Long-term borrowings                                                              25,000                  25,000
---------------------------------------------------------------------------------------------------------------------------
                                                                                       347,846                 340,278

   Commitments and Contingencies

   Stockholders' Equity
      Preferred Stock, without par value; 200,000 shares
         authorized; none issued
      Common Stock, par value $1.00 per share;
         15,000,000 shares authorized; (11,801,620 and
         11,620,857 shares issued, respectively)                                        11,802                  11,621
      Additional paid-in capital                                                        55,868                  51,663
      Retained earnings                                                                115,189                  93,808
---------------------------------------------------------------------------------------------------------------------------
                                                                                       182,859                 157,092

      Less treasury stock, at cost -
         2,784,936 shares at March 28, 1997, and
         2,691,495 shares at March 29, 1996                                            (28,737)                (26,269)
---------------------------------------------------------------------------------------------------------------------------
                                                                                       154,122                 130,823
---------------------------------------------------------------------------------------------------------------------------
                                                                                     $ 501,968               $ 471,101
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                            MCDONALD & COMPANY INVESTMENTS, INC.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                               Common        Additional       Retained        Treasury
(In thousands, except share and per share amounts)              Stock      Paid-In Capital    Earnings          Stock
---------------------------------------------------------------------------------------------------------------------------

Balance at March 25, 1994                                    $ 11,176        $ 44,916       $  66,239         $(14,926)
   Net income for the fiscal year                                                              13,684
   Purchase of 674,377 shares of treasury stock, at cost                                                        (8,380)
   Issuance of 107,980 shares of treasury stock
      to satisfy exercise of stock options                                       (127)                             857
   Issuance of 258,659 shares of common stock                     259           3,553
   Cash dividends, $.315 per share                                                             (2,889)
---------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1995                                      11,435          48,342          77,034          (22,449)
   Net income for the fiscal year                                                              19,766
   Purchase of 249,854 shares of treasury stock, at cost                                                        (4,196)
   Issuance of 39,894 shares of treasury stock
      to satisfy exercise of stock options                                         56                              376
   Issuance of 186,069 shares of common stock                     186           3,265
   Cash dividends, $.335 per share                                                             (2,992)
---------------------------------------------------------------------------------------------------------------------------
Balance at March 29, 1996                                      11,621          51,663          93,808          (26,269)
   Net income for the fiscal year                                                              24,656
   Purchase of 176,803 shares of treasury stock, at cost                                                        (3,309)
   Issuance of 83,362 shares of treasury stock
      to satisfy exercise of stock options                                       (134)                             841
   Issuance of 180,763 shares of common stock                     181           4,339
   Cash dividends, $.36625 per share                                                           (3,275)
---------------------------------------------------------------------------------------------------------------------------
Balance at March 28, 1997                                    $ 11,802        $ 55,868       $ 115,189         $(28,737)
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Fiscal Year Ended
---------------------------------------------------------------------------------------------------------------------------
                                                                   March 28,            March 29,           March 31,
(In thousands)                                                       1997                 1996                 1995
---------------------------------------------------------------------------------------------------------------------------

Operating Activities:
   Net Income                                                      $ 24,656             $ 19,766              $ 13,684
   Adjustments to reconcile net income to net cash
     provided by (used for)
      operating activities:
         Depreciation and amortization                                6,681                5,485                 4,973
         Loss on disposal of furniture and equipment                    387                  670
         Deferred compensation                                          380                  393                   609
         Deferred income taxes                                         (377)                  68                   560
         Increase in receivable from customers                       (3,633)             (39,793)              (11,886)
         (Increase) decrease in receivable from brokers
            and dealers                                              21,719              (40,938)               12,634
         (Increase) decrease in securities owned                    (25,430)              (7,018)               57,506
         Increase in other receivables                              (24,229)              (2,000)               (4,281)
         Increase (decrease) in payable to customers                (16,066)              36,342                 7,160
         Increase (decrease) in payable to brokers
            and dealers                                              28,929               (5,239)               (2,741)
         Increase (decrease) in securities sold but not
            yet purchased                                            19,134              (18,485)              (16,943)
         Increase (decrease) in accrued compensation                  9,403               11,834                  (492)
         Increase (decrease) in accounts payable,
            accrued expenses and other liabilities                    1,031                4,708                (7,476)
---------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used for) operating activities        42,585              (34,207)               53,307

Investing Activities:
         Purchase of furniture, equipment, and
            leasehold improvements                                  (10,316)              (9,993)               (5,678)
         (Increase) decrease in other assets                         (5,247)              (5,541)                4,109
---------------------------------------------------------------------------------------------------------------------------
         Net cash (used for) investing activities                   (15,563)             (15,534)               (1,569)

Financing Activities:
         Decrease in securities purchased under
             agreements to resell                                     6,109               38,817               127,394
         Increase (decrease) in short-term borrowings               (30,739)              12,100               (25,807)
         Increase (decrease) in securities sold under
             agreements to repurchase                                    16               15,106              (146,701)
         Cash dividends                                              (3,275)              (2,992)               (2,889)
         Purchase of treasury stock                                  (3,309)              (4,196)               (8,380)
         Proceeds from issuance of treasury stock                       707                  432                   730
---------------------------------------------------------------------------------------------------------------------------
         Net cash (used for) provided by financing activities       (30,491)              59,267               (55,653)

   Increase (decrease) in cash and cash equivalents                  (3,469)               9,526                (3,915)
   Cash and cash equivalents at beginning of fiscal year             12,376                2,850                 6,765
---------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of fiscal year                 $  8,907             $ 12,376              $  2,850
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                            MCDONALD & COMPANY INVESTMENTS, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                         NOTE A - SUMMARY OF SIGNIFICANT
                               ACCOUNTING POLICIES

The consolidated financial statements include the accounts of McDonald & Company Investments, Inc., and its subsidiaries, collectively referred to as the "Company." All significant intercompany accounts and transactions are eliminated in consolidation.

The Company's fiscal year is the 52- or 53-week period ending on the last Friday in March.

The Company, through its principal subsidiary, McDonald & Company Securities, Inc. ("McDonald Securities"), is engaged in the business of a securities broker and dealer, which comprises several classes of service, such as underwriting and investment banking, principal and agency transactions, and investment advisory services.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value. The market value of the Company's long-term borrowings, estimated based on current interest rates, does not differ significantly from the amount recorded at March 28, 1997.

Cash and cash equivalents represent cash in banks and excess cash invested with banks overnight in short-term instruments.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of collateral. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requires additional collateral where deemed appropriate.

Securities owned and securities sold but not yet purchased are carried at market value, and unrealized gains and losses are included in revenues from principal transactions.

Securities transactions and related commissions revenue and expense are recorded on the settlement date basis. Settlement date is generally the third business day following the trade date. The effect on the financial statements of using the settlement date basis, rather than the trade-date basis, is not material.

Investment banking revenue (other than underwriting revenue) and investment management fees are recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Furniture and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter.

The excess of the purchase price over net identifiable assets acquired (goodwill) is included in other assets and is being amortized on the straight-line basis over a period of 25 years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

During the fiscal year ended March 28, 1997, the Financing Accounting Standards Board (the "FASB") issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," Statement No. 127, "Deferral of Certain Provisions of FAS No. 125," and Statement No. 128, "Earnings Per Share." The Company will adopt these pronouncements in its fiscal year ending in March 1998, as required. Although the Company has not completed its evaluation of the impact of these statements, the Company does not expect the implementation to have a material impact on the Company's financial condition or results of operation.

In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") which allows an entity to continue to measure compensation costs for employee stock compensation plans in accordance with Accounting Principles Board Statement No. 25, ("APB No. 25") or to adopt the fair value method of accounting prescribed by SFAS No. 123. The Company has elected to continue to account for stock option grants under APB No. 25. The pro forma impact on net income and net income per share using the fair value method of accounting for stock option grants is not material. The fair value method of accounting for stock option grants may have a material impact on pro forma net income or net income per share in future years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                    NOTE B - SECURITIES OWNED AND SECURITIES
                           SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of the following:

                                        March 28,   March 29,
(In thousands)                             1997       1996
----------------------------------------------------------------------
Securities owned
----------------------------------------------------------------------
  Corporate obligations                $  45,804   $  38,962
  Mortgage-backed securities              38,698      31,526
  State and municipal obligations         26,665      14,993
  Corporate stocks                        13,733      13,273
  U.S. government obligations              2,666       3,305
  Other                                       66         143
----------------------------------------------------------------------
                                       $ 127,632   $ 102,202
----------------------------------------------------------------------
Securities sold but not yet
purchased
----------------------------------------------------------------------
  U.S. government obligations          $  43,358   $  22,545
  Corporate stocks                         4,664       6,512
  Other                                      328         159
----------------------------------------------------------------------
                                       $  48,350   $  29,216
----------------------------------------------------------------------


                         NOTE C - SHORT-TERM BORROWINGS

Short-term borrowings include the following:


                                      March 28,   March 29,
(In thousands)                          1997       1996
----------------------------------------------------------------------
Secured bank loans                   $    817    $ 26,280
----------------------------------------------------------------------
Unsecured bank loans                   45,468      50,744
----------------------------------------------------------------------
                                     $ 46,285    $ 77,024
----------------------------------------------------------------------

Short-term borrowings are bank loans payable on demand at rates ranging from 6.0% to 8.5% at March 28, 1997. The secured loans were collateralized by customer-owned securities with a market value of $1,288,000 at March 28, 1997. At March 29, 1996, the secured loans were collateralized by customer-owned securities with a market value of $87,947,000 and Company-owned securities with a market value of $14,807,000. For the fiscal years ended March 28, 1997 and March 29, 1996, the weighted average interest rate on short-term borrowings was 6.0% and 6.4%, respectively.

The Company had total lines of credit of $310,000,000 at March 28, 1997, under which a maximum of $150,000,000 could be borrowed on an unsecured basis. There were no compensating balance requirements associated with these lines of credit.

Securities sold under agreements to repurchase bear interest at rates ranging from 5.6% to 6.1% and are collateralized by firm-owned securities with a market value of $67,297,000 at March 28, 1997. For the fiscal years ended March 28, 1997 and March 29, 1996, the weighted average interest rate on repurchase agreements was 5.86% and 6.14%, respectively.


                          NOTE D - LONG-TERM BORROWINGS

McDonald Securities has outstanding $25,000,000 in aggregate principal amount of 8.24% Subordinated Notes due January 15, 2002. McDonald Securities is required to pay principal amounts of $5,000,000 on January 15 in each year beginning in 1998. The notes are subordinated in right of payment to all senior indebtedness of McDonald Securities. The principal amount of the notes has been approved by the New York Stock Exchange, Inc. for inclusion in the regulatory capital of McDonald Securities (See Note H).

Total interest paid was $10,038,000 for the fiscal year ended March 28, 1997, $7,694,000 for the fiscal year ended March 29, 1996, and $6,412,000 for the fiscal year ended March 31, 1995.


                              NOTE E - INCOME TAXES

The provision for income taxes consists of the following:

                                  Fiscal Year Ended
-------------------------------------------------------------
                          March 28,  March 29,   March 31,
(In thousands)              1997        1996        1995
-------------------------------------------------------------
Federal
  Current                $ 13,411    $ 10,582     $ 6,260
  Deferred                   (377)         68         560
-------------------------------------------------------------
                           13,034      10,650       6,820
State and Local               566         350         200
-------------------------------------------------------------
                         $ 13,600    $ 11,000     $ 7,020
-------------------------------------------------------------

The provision for income taxes differs from the amount computed using the federal statutory rates of 35% for the fiscal years ended March 28, 1997, March 29, 1996 and March 31, 1995, as a result of the following:


                                  Fiscal Year Ended
-------------------------------------------------------------
                          March 28,  March 29,   March 31,
(In thousands)              1997        1996        1995
-------------------------------------------------------------
Expected tax provision
  at statutory rate      $ 13,389    $ 10,768     $ 7,246
Effects of non-taxable
  interest income            (322)       (500)       (813)
Non-deductible business
  meals and entertainment     442         389         378
Other-net                      91         343         209
-------------------------------------------------------------
                         $ 13,600     $11,000     $ 7,020
-------------------------------------------------------------

Significant components of the Company's deferred tax assets included in Other assets in the statement of financial condition are as follows:


                                     March 28,   March 29,
(In thousands)                          1997        1996
-------------------------------------------------------------
Deferred tax assets:
  Employee compensation accruals      $ 3,142     $ 2,538
  Litigation and other reserves         2,656       2,410
  Amortization                            416         343
  Other                                   827       1,010
-------------------------------------------------------------
Total deferred tax assets               7,041       6,301
-------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                            828         694
  Other                                   585         356
-------------------------------------------------------------
Total deferred tax liabilities          1,413       1,050
-------------------------------------------------------------
Net deferred tax assets               $ 5,628     $ 5,251
-------------------------------------------------------------

Total income taxes paid were $14,147,000 for the fiscal year ended March 28, 1997, $9,426,000 for the fiscal year ended March 29, 1996, and $5,400,000 for the fiscal year ended March 31, 1995.


                          NOTE F - NET INCOME PER SHARE

Net income per share is based on the average number of shares and share equivalents outstanding during the fiscal years. Share equivalents represent the effect of shares issuable under the Company's stock option plans.


                     NOTE G - COMMITMENTS AND CONTINGENCIES

The Company has letters of credit for $3,000,000 which are being used to satisfy clearing corporation deposit requirements which approximated $1,403,000 at March 28, 1997. The agreements expire in June 1997 and September 1997 and the Company pays fees at 1% per annum.

McDonald Securities is a defendant in STEPHANIE TUBBS JONES ET. AL. V. MCDONALD & CO. SECURITIES, INC., ET. AL. (the "Jones Litigation"), a lawsuit currently pending in Cuyahoga County, Ohio, Court of Common Pleas. The action arose out of losses allegedly incurred by Cuyahoga County's Secured Assets Fund Earnings Program ("SAFE"). McDonald Securities and six other defendants have been named in the lawsuit. The complaint alleges that, in breach of various legal duties allegedly owed to the plaintiff, McDonald Securities and/or the other defendants enabled, facilitated and/or assisted the County's investment staff to engage in unsuitable and inappropriate investment and trading activities and practices. The plaintiff seeks to hold each of the defendants liable for compensatory and consequential damages. In addition, the complaint contains allegations of fraud and negligent misrepresentation against McDonald Securities and another defendant arising out of their respective roles as underwriters of two issuances of tax and current revenue anticipation notes ("TANS/CRANS") during 1993 and 1994. The plaintiff seeks to hold McDonald Securities liable for compensatory, consequential and punitive damages as a result of its role as an underwriter of the TANS/CRANS offerings. In June 1996, the court denied motions to dismiss the plaintiff's claims filed by McDonald Securities and various other defendants. In February 1997, the court granted defendants' motion to disqualify the Cuyahoga County Prosecutor's Office from the case. That ruling is currently being appealed by the plaintiff. In April 1997, pursuant to a stipulation entered into between the plaintiff and McDonald Securities' co-defendant on the allegations relating to the TANS/CRANS offerings, the plaintiff dismissed its TANS/CRANS claims against the co-defendant, without prejudice.

On December 23, 1996, McDonald Securities filed an answer denying the allegations of liability made by the plaintiff and raising a number of affirmative defenses to the plaintiff's allegations. McDonald Securities also filed counterclaims against the Cuyahoga County Board of Commissioners (the "Board"). McDonald Securities' counterclaims consist of a breach of contract claim arising out of representations and warranties made by the Board concerning the absence of material misstatements or omissions in the Official Statements for the TANS/CRANS offerings, and an estoppel claim arising out of McDonald Securities' justifiable reliance on assurance provided by the Board concerning, among other things, the investment experience of the Board's agents, the authorizations of the transactions in question by the Board's Investment Committee and the conformity of such transactions with the County's investment policies and procedures. The case is currently in the discovery stage and no trial date has been set. Based on the facts known to date, the Company believes that the plaintiff's claims against McDonald Securities are without merit, and intends to contest vigorously the allegations in the complaint.

The Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. The effect of the outcome of these matters on the Company's future results of operations cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters, including the Jones Litigation, will not have a material adverse effect on the consolidated financial position, liquidity, or results of operations of the Company.

Aggregate commitments under operating leases for office space and equipment in effect as of March 28, 1997, with initial or remaining noncancellable lease terms in excess of one year, are approximately $68,885,000 payable as follows 1998 - $8,787,000; 1999 - $8,259,000; 2000 - $6,876,000; 2001 - $5,923,000; 2002
- $5,388,000, and thereafter - $33,652,000. Certain of these leases have escalation clauses, based on certain increases in costs incurred by the lessor, and renewal options. Rental expense amounted to $7,854,000 for the fiscal year ended March 28, 1997, $6,744,000 for the fiscal year ended March 29, 1996, and $6,025,000 for the fiscal year ended March 31, 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        NOTE H - NET CAPITAL REQUIREMENTS

McDonald Securities is subject to the Uniform Net Capital Rule (the "Rule") of the Securities and Exchange Commission and the net capital rules of the New York Stock Exchange, Inc. (the "Exchange"), of which McDonald Securities is a member. McDonald Securities has elected to use the alternative method permitted by the Rule which requires that it maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. The Exchange may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital and aggregate debit balances change from day to day. At March 28, 1997, McDonald Securities' net capital under the Rule was $78,724,000, or 39% of aggregate debit balances, and $74,686,000 in excess of the minimum required net capital.


                       NOTE I - FINANCIAL INSTRUMENTS WITH
                        OFF-BALANCE SHEET AND CREDIT RISK

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and margin accounts for its customers located throughout the United States, but primarily in the Midwest.

The Company, as a part of its normal brokerage activities, assumes short positions in securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operations related to its NASDAQ trading activities.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' or contra parties' ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

In the normal course of business, the Company enters into underwriting and forward commitments. At March 28, 1997, the Company's commitments included forward purchase and sale contracts involving mortgage-backed securities with market values of approximately $50 million and $49 million, respectively, and collateralized mortgage obligations with market values of approximately $91 million and $76 million, respectively. At March 29, 1996, the Company's commitments included forward purchase and sale contracts involving mortgage-backed securities with market values of approximately $173 million and $173 million, respectively, and collateralized mortgage obligations with market values of approximately $83 million and $76 million, respectively. Transactions relating to such commitments, which were subsequently settled, had no material effect on financial position.

The average fair value of mortgage-backed securities and collateralized mortgage obligations included in securities owned was $25,390,000 at March 28, 1997 and $25,575,000 at March 29, 1996.

The revenues from trading mortgage-backed securities and collateralized mortgage obligations, including both forward and regular-way transactions, are included in revenues from principal transactions and were $5,270,000, $6,180,000, and $5,479,000, respectively, for the fiscal years ended March 28, 1997, March 29, 1996 and March 31, 1995.


                         NOTE J - EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) defined-contribution and profit-sharing plan covering substantially all employees. The Plan provides for the Company to match, at a minimum, an amount equal to the retirement savings contributions made to the Plan by each participant up to a maximum of 50% of the first 4% of qualified compensation for exempt and sales employees, and 100% of the first 2% plus 50% of the next 2% of qualified compensation for nonexempt employees. The Company's profit sharing contribution is determined annually, based on the Company's performance. The Company's contribution expense related to the plan was $2,100,000 for the fiscal year ended March 28, 1997, $2,000,000 for the fiscal year ended March 29, 1996 and $1,532,000 for the fiscal year ended March 31, 1995.

                NOTE K - STOCK OPTION AND RESTRICTED STOCK PLANS

The Company had authorized 720,000 shares of Common Stock for issuance pursuant to the Company's Stock Option Plan for employees, which terminated on June 6, 1993. An additional 28,800 shares were authorized for issuance under the 1990 Stock Option Plan for Outside Directors. Options outstanding at the time of termination of these plans continue according to the terms of these plans. The Company has authorized 500,000 shares of common stock for issuance under the 1995 Key Employees Stock Option Plan, although no shares have been issued under this plan. The Company also authorized 50,000 shares of common stock for issuance pursuant to the Company's 1995 Stock Option Plan for Non-Officer Directors. Stock option activity for the fiscal years ended March 28, 1997, March 29, 1996, and March 31, 1995 was as follows:


                                                                   1990 Stock Option Plan        1995 Stock Option Plan
                                       Stock Option Plan           for Outside Directors       for Non-Officer Directors
---------------------------------------------------------------------------------------------------------------------------
                                                  Weighted                       Weighted                      Weighted
                                     Number of     Average         Number of     Average          Number of     Average
                                      Options   Exercise Price      Options    Exercise Price      Options   Exercise Price
---------------------------------------------------------------------------------------------------------------------------

Outstanding at March 25, 1994        419,666       $ 8.03           19,200        $ 7.08
Exercised                           (107,980)      $ 6.26
Canceled                              (4,912)      $ 6.43
                                    --------                        ------
Outstanding at March 31, 1995        306,774       $ 8.67           19,200        $ 7.08
Granted during fiscal 1996                                                                          5,000       $18.40
Exercised                            (37,014)      $ 7.15           (2,880)       $ 9.69
Canceled                              (1,200)      $ 7.32           (1,920)       $ 9.69
                                    --------                        ------                         ------
Outstanding at March 29, 1996        268,560       $ 8.89           14,400        $ 6.22            5,000       $18.40
Granted during fiscal 1997                                                                          6,000       $22.63
Exercised                            (83,362)      $ 8.11
Canceled                              (9,240)      $12.60
                                    --------                        ------                         ------
Outstanding at March 28, 1997        175,958       $ 9.18           14,400        $ 6.22           11,000       $20.71
                                    --------                        ------                         ------
Options outstanding at
March 28, 1997:
  Exercisable                        144,720       $ 8.43           13,440        $ 6.03            5,000       $18.40
  Available for future grant              --                            --                         39,000
  Weighted average remaining
   contractual life                        3.4 years                     4.0 years                    8.9 years
  Range of exercise price per
   share for options                    $3.65 - $12.71                 $4.90 - $8.85                $17.75 - $37.63

The options under the Company's Stock Option Plan and the 1990 Stock Option Plan for Outside Directors become exercisable over a five-year period from the date of grant and expire 10 years from the date of grant. Under the 1995 Stock Option Plan for Non-Officer Directors, options become exercisable one year from the date of grant and expire 10 years from the date of grant.

The Company has authorized 2,000,000 shares of Common Stock for issuance pursuant to the Company's 1995 Stock Bonus Plan (the "Bonus Plan"). Under the Bonus Plan, restricted stock awards may be granted to certain employees. Employees who are granted stock awards under the terms of the Bonus Plan may elect to receive shares of stock which are restricted as to sale or transfer for a period of two years from the June 1 following the date of grant. These shares are issued at a discount of 5% from the current market value of the shares. Alternatively, an employee may elect to receive shares which are subject to forfeiture if the employee's employment terminated within three years from the June 1 following the date of grant. These shares are issued at a discount of 15% from the current market value. The Company issued 180,763, 186,069 and 258,659 shares of common stock, respectively, for the fiscal years ended March 28, 1997, March 29, 1996 and March 31, 1995, in connection with the Bonus Plan.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Stockholders and Board of Directors
McDonald & Company Investments, Inc.

We have audited the accompanying consolidated statements of financial condition of McDonald & Company Investments, Inc., and subsidiaries as of March 28, 1997, and March 29, 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended March 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McDonald & Company Investments, Inc., and subsidiaries at March 28, 1997, and March 29, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 28, 1997, in conformity with generally accepted accounting principles.


                                                       /s/  Ernst & Young LLP

                                                       Ernst & Young LLP

Cleveland, Ohio

May 6, 1997


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